EXHIBIT 99.2

Included below is note 10 from Reliant Energy, Inc.’s interim financial statements included in its Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2005.

(10)Contingencies

(a)   Legal and Environmental Matters.

We are involved in a number of legal, environmental and other proceedings before courts and governmental agencies.  Unless otherwise disclosed, we cannot predict the outcome of these proceedings, some of which involve substantial claim amounts or potential exposure, which, in the event of an adverse judgment or decision could have a material adverse effect on our results of operations, financial condition and cash flows.  For information regarding legal proceedings and environmental matters, see note 14 to our consolidated financial statements in our Form 10-K, which note, as updated below, is incorporated herein by reference and filed as an exhibit to this Form 10-Q.

Legal Matters.

Western States Electricity and Natural Gas Litigation

Natural Gas Actions.  In March 2005, a consolidated complaint for seven new class action lawsuits was filed in California state court against us and Reliant Energy Services, Inc., one of our wholly-owned subsidiaries.  The lawsuits, which include allegations similar to those asserted in the 25 previously disclosed “natural gas” lawsuits, allege that we participated in an unlawful conspiracy to increase natural gas prices in California from 2000 to 2001 in violation of antitrust and other laws.  The lawsuits seek injunctive relief, treble damages, restitution of overpayments, disgorgement of unlawful profits and legal expenses.

In April 2005, the United States District Court of Nevada dismissed one of the 25 previously disclosed natural gas lawsuits alleging violations of federal and state antitrust laws and violations of the California unfair competition law.  The allegations in this case are substantially similar to the allegations in the other pending natural gas cases that have been filed against us.  The court ruled that, under the Natural Gas Act, the Federal Energy Regulatory Commission (FERC) retains statutory authority over wholesale natural gas prices and that the plaintiff’s federal antitrust claims and state law claims, accordingly, were barred by the filed rate doctrine.  The decision is subject to appeal.

California Attorney General — Ancillary Services.  In April 2005, the United States Supreme Court denied a request to transfer to state court a lawsuit filed against us in March 2002 by the California Attorney General.  The lawsuit, which we had removed to a federal court, asserts alleged violations of state law in the California ancillary services markets.  In March 2003, a federal district court dismissed the lawsuit on the basis of federal preemption and the filed rate doctrine.  The dismissal was subsequently affirmed by a federal appellate court.

Other Litigation

Texas Commercial Energy and Utility Choice Electric.  The lawsuit filed by Texas Commercial Energy, LLC (TCE) against several ERCOT power market participants (including us and certain subsidiaries), which was dismissed in June 2004 from the Corpus Christi Federal District Court for the Southern District of Texas is on appeal and is currently scheduled to be heard in May 2005 by the United States Court of Appeals for the Fifth Circuit (Fifth Circuit).

In April 2005, the defendants to the lawsuit (filed by Utility Choice Electric pending in the Federal District Court for the Southern District of Texas, Houston Division) filed a motion to stay this litigation pending the decision by the Fifth Circuit in the TCE litigation.

Environmental Matters.

Regulation of Emissions of Mercury and Other Hazardous Air Pollutants.  In December 2003, the United States Environmental Protection Agency (EPA) proposed two alternative regulations to control emissions of mercury from coal-fired power plants and nickel from certain oil-fired power plants.  In March 2005, the EPA adopted the cap-and-trade version of the mercury regulation.  In addition, the EPA withdrew its proposed regulation to reduce emissions of nickel from oil-fired power plants.  Withdrawal of the nickel reduction provision of the regulation resulted in the elimination of an estimated $35 million of capital costs associated with nickel controls at one of our power plants.

Regulation of Emissions of Sulfur Dioxide (SO2) and Nitrogen Oxides (NOx).  In December 2003, the EPA proposed a regulation called the Clean Air Interstate Rule (CAIR) to reduce emissions of SO2 and NOx from power plants.  The rule was proposed as a cap-and-trade program and had the potential to have a significant impact on our operations.  In March 2005, the EPA finalized CAIR.  The final rules are substantially similar to the proposed rules.

(b)           California Energy Sales Refund, Credit and Interest.

We are a party to a refund proceeding initiated by the FERC in 2001 regarding wholesale electricity prices that we charged in California from October 2, 2000 through June 20, 2001 (2000-2001 Refund Proceeding).  We have recorded receivables from the California Independent System Operator (Cal ISO) and the California Power Exchange (Cal PX) relating to power sales into the markets run by the Cal ISO and the Cal PX related to this period.  See note 14(b) to our consolidated financial statements in our Form 10-K.

Based on the most recent refund methodology adopted by the FERC with respect to these receivables, we currently estimate our refund obligation in the 2000-2001 Refund Proceeding to be $90 million.

The issues related to the California energy crisis are complex and involve a number of court and regulatory proceedings that are ongoing.  See note 14(a) to our consolidated financial statements in our Form 10-K for discussion of western market legal matters and the related risks.  While we continue to pursue the possible settlement of a number of these proceedings, the resolution of these matters remains uncertain and could range from litigating these matters to conclusion to resolving these matters through settlement, or some combination of both litigation and settlement.  Depending on how these matters are ultimately resolved, including the impact of any proceedings initiated with respect to refund obligations for periods prior to October 2000, the amount of our net receivable could be materially impacted.

We have adjusted these receivables (related to the period from October 2000 through June 2001) to account for (a) the estimated refund obligation in the 2000-2001 Refund Proceeding, (b) a discount on the receivables and (c) interest accrued on the receivables.  We believe that the gross accounts receivable are fully collectible, subject to the estimated refund obligation.  The adjustments are as follows:

	March 31, 2005	December 31, 2004
	(in millions)
Accounts receivable related to the period from October 2000 through June 2001, excluding estimated refund obligation	$268	$268
Estimated refund obligation	(90)	(89)
Discount	(13)	(13)
Interest receivable	36	34
Accounts receivable, net	$201	$200

During the three months ended March 31, 2005 and 2004, we adjusted our estimated refund obligation, credit reserve and receivables (netted in revenues) and interest income (recorded in interest income) related to energy sales in California as follows (income (loss)):

	Three Months Ended March 31,
	2005	2004
	(in millions)

Estimated refund obligation	$(1)	$—
Credit reserve	—	21	(1)
Interest receivable	2	1
Pre-tax impact on income/loss	$1	$22

(1)   During the three months ended March 31, 2004, we reversed the credit reserve of $21 million, which was related to PG&E due to PG&E funding its obligation into an escrow account pursuant to a bankruptcy order.